Exhibit 99.2

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX   ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

TRP121: NOTIFICATION OF CHANGE IN BENEFICIAL INTEREST IN SHARES

In compliance with section 122(3)(b) of the Companies Act 71 of 2008 (“the Companies Act”) and Regulation 121(2)(b) of the Companies Act Regulations, 2011, shareholders are advised that MiX Telematics has received notification from Imperial Holdings Limited (“Imperial Holdings”) advising the company that as a result of an internal restructure, Three Diamonds Trading 564 (Pty) Ltd (“Three Diamonds”), a wholly-owned subsidiary of Imperial Holdings has disposed of its entire shareholding in MiX Telematics to Imperial Corporate Services Proprietary Limited (“Imperial Corporate Services”), another wholly-owned subsidiary of Imperial Holdings, such that Imperial Corporate Services now holds (and Imperial Holdings and its subsidiaries collectively continue to hold) 24.87% of MiX Telematics’ issued shares.

17 February 2014

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